
BEA東亞銀行

Our Ref: SHR/03/22

February 26, 2003

03 MAR 10 AM 7:21



03007242

BY REGISTERED AIRMAIL

Securities and Exchange Commission,
Division of Corporate Finance,
Judiciary Plaza,
450 Fifth Street,
Washington, DC 20549,
U.S.A.

SUPPL

Ladies and Gentlemen,

Re: The Bank of East Asia, Limited
Rule 12g3-2(b) Exemption File No. 82-3443

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of The Bank of East Asia, Limited (the "Company"), enclosed for your attention are the documents described in the Annex hereto.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b).

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Securities & Exchange Commission (the "SEC") or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2842 3038 in Hong Kong if you have any questions.

Thank you for your attention to this matter.

Yours faithfully,
For and on behalf of
THE BANK OF EAST ASIA, LIMITED

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

Molly Ho Kam-lan
Company Secretary

3/11

MH/TT/im/336
Encls.

The Bank of East Asia, Limited 東亞銀行有限公司
10 Des Voeux Road Central, Hong Kong 香港中環德輔道中十號
Telephone 電話 (852) 2842 3200 Facsimile 傳真 (852) 2845 9333 Telex 電傳 HX 73017
www.hkbea.com

File No. 82-3443

Annex to Letter to the SEC
dated February 26, 2003 of
The Bank of East Asia, Limited

The documents below are being furnished to the SEC to supplement information provided since October 15, 2002 with respect to the Company's request for exemption under Rule 12g3-2(b).

Description of Document

1. Document : Notification of Board meeting declaring the final results and final dividend for the year ended December 31, 2002
   Date : Janaury 9, 2003
   Source of Requirement: The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("HKSE Listing Rules")

2. Document : Form R2 Notification of Location of Registers
   Date : January 13, 2003
   Source of Requirement: Hong Kong Companies Ordinance

3. Document : Press Announcement in respect of Announcement of 2002 Final Results
   Date : February 12, 2003
   Source of Requirement: HKSE Listing Rules

4. Document : Press Announcement in respect of Confirmation of Figure in Announcement of 2002 Final Results
   Date : February 13, 2003
   Source of Requirement: HKSE Listing Rules

5. Document : Form D2 Notification of Changes of Secretary and Directors
   Date : February 13, 2003
   Source of Requirement: Hong Kong Companies Ordinance

 BEA 東亞銀行

Our Ref. SHR/03/03

9th January, 2003

Head of Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1, Harbour View Street, Central,
Hong Kong.

By Fax 2537 9351 &
By Hand

Attn: Ms. Anne Chapman

Dear Sirs,

Please be informed that a Directors' meeting of this Bank will be held at 11:00 a.m. on Tuesday, 11th February, 2003 for the purpose of announcing the final results and declaring a final dividend for the year ended 31st December, 2002.

Yours faithfully,
For and on behalf of
THE BANK OF EAST ASIA, LIMITED

Chan Kay-cheung
Executive Director

KCC/MH/TT/317

The Bank of East Asia, Limited 東亞銀行有限公司
10 Des Voeux Road Central, Hong Kong 香港中環德輔道中十號
Telephone 電話 (852) 2842 3200 Facsimile 傳真 (852) 2845 9333 Telex 電傳 HX 73017
www.hkbea.com


CR

Companies Registry
公 司 註 冊 處

Form 表格 **R2**

Notification of Location of Registers
登記冊備存地點通知書

Company Number 公司編號

255

1 Company Name 公司名稱

The Bank of East Asia, Limited
東亞銀行有限公司

2 Location of Registers or other documents 登記冊或其他文件的備存地點

Registers or other documents 登記冊或其他文件

Members 成員
Directors & Secretaries 董事及秘書
Minute Books 會議記錄簿
Debenture Holders 債權證持有人
Charges 押記
Copies of Instruments creating charges 設定押記的文書的副本

Register／Other documents 登記冊／其他文件	Address 地址	Effective Date 生效日期 (DD 日 | MM 月 | YYYY 年)
Members	G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong	13 / 01 / 2003

Signed 簽名：

Name 姓名： Ho Kam Lan

~~Director 董事~~／Secretary 秘書

Date 日期： 13th January, 2003

Presentor's Name and Address
提交人的姓名及地址

Secretarial Department,
20/F., The Bank of East Asia Building, 10 Des Voeux Road Central, Hong Kong
Tel. No.: 2842 3033
Our Ref.: (PAUL)
Doc. No.: T0180006
Deadline: 25/01/2003

For Official Use
請勿填寫本欄

收件日期 RECEIVED
13 -01- 2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)


BEA東亞銀行

The Bank of East Asia, Limited
(Incorporated in Hong Kong with limited liability in 1918)

CONFIRMATION OF FIGURE IN ANNOUNCEMENT OF 2002 FINAL RESULTS

The year 2001 figure of "Share of profit less losses of associates" in the Announcement of 2002 Final Results should be a loss of HK$12,741,000.

In our Announcement of 2002 Final Results (English version) published on 12th February, 2003 in South China Morning Post, the year 2001 figure of "Share of profit less losses of associates" under section "A. Consolidated Profit and Loss Account" should be a loss of HK$12,741,000 (instead of a loss of HK$2,741,000 as published). The error was due to conversion of file upon typesetting.

A revised English version of the Announcement of 2002 Final Results has been submitted to The Stock Exchange of Hong Kong Limited for publication in the HKEx's website.

For and on behalf of
The Bank of East Asia, Limited
Molly HO Kam-lan
Company Secretary

Hong Kong, 12th February, 2003.



BEA 東亞銀行

The Bank of East Asia, Limited

(incorporated in Hong Kong with limited liability in 1918)

ANNOUNCEMENT OF 2002 FINAL RESULTS

SUMMARY OF RESULTS

The Directors of The Bank of East Asia, Limited ("BEA") are pleased to announce the audited results[1] of the Group for the year ended 31st December, 2002. This financial report is prepared on a basis consistent with the accounting policies and methods adopted in the 2001 annual accounts except for the changes in accounting policies made thereafter in adopting a new and a revised Statement of Standard Accounting Practice ("SSAP") issued by the Hong Kong Society of Accountants[2].

A. CONSOLIDATED PROFIT AND LOSS ACCOUNT

	2002	2001	Variance
	HK$'000	*HK$'000*	*%*
Interest income	6,552,915	9,742,663	-32.7
Interest expense	(2,727,277)	(5,765,245)	-52.7
Net interest income	3,825,638	3,977,418	-3.8
Non-interest income	1,582,288	1,234,567	+28.2
Operating income	5,407,926	5,211,985	+3.8
Operating expenses[3]	(2,886,949)	(2,860,768)	+0.9
Operating profit before provisions	2,520,977	2,351,217	+7.2
Charge for bad and doubtful debts	(810,939)	(432,385)	+87.6
Operating profit after provisions	1,710,038	1,918,832	-10.9
Net (loss)/profit on disposal of fixed assets	(31,167)	8,369	-472.4
Revaluation deficit on investment properties	(92,257)	—	
Net profit on disposal of held-to-maturity debt securities, investment securities and associates	456	21,445	-97.9
Provisions on held-to-maturity debt securities, investment securities and associates	(39,581)	(45,049)	-12.1
Share of profits less losses of associates	32,656	(2,741)	+356.3
Profit for the year before taxation	1,580,145	1,890,856	-16.4
Taxation[4]			
— Hong Kong	(60,399)	(3,769)	+1,502.5
— Overseas	(47,902)	(45,659)	+4.9
— Deferred	(148,035)	(221,444)	-33.2
— Associates	(9,360)	(8,247)	+13.5
Profit for the year after taxation	1,314,449	1,611,737	-18.4
Minority interests	(26,071)	(11,931)	+118.5
Profit attributable to shareholders	1,288,378	1,599,806	-19.5
Transfer to general reserve	—	462,000	-100.0
Proposed final dividend per share	HK$0.35	HK$0.33	+6.1
Per share			
—basic earnings[5]	HK$0.89	HK$1.12	-20.5
— diluted earnings[5]	HK$0.89	HK$1.12	-20.5
— cash earnings[5]	HK$0.99	HK$1.19	-16.8
— dividend	HK$0.56	HK$0.54	+3.7

B. CONSOLIDATED BALANCE SHEET

	2002	2001	Variance
	HK$'000	*HK$'000*	*%*
ASSETS			
Cash and short-term funds	34,937,640	43,760,587	-20.2
Placements with banks and other financial institutions maturing between one and twelve months	11,670,652	11,045,510	+5.7
Trade bills less provisions	671,763	578,962	+16.0
Certificates of deposit held	2,370,751	2,419,445	-2.0
Other investments in securities	13,255,164	4,150,218	+219.4
Advances and other accounts less provisions	111,824,208	109,851,558	+1.8
Held-to-maturity debt securities	3,125,686	2,433,861	+28.4
Investment securities	253,428	201,346	+25.9
Investments in associates	639,500	608,584	+5.1
Goodwill	2,087,382	1,885,986	+10.7
Fixed assets	4,407,057	4,828,876	-8.7
Total Assets	185,243,231	181,764,933	+1.9
LIABILITIES			
Deposits and balances of banks and other financial institutions	5,754,837	5,168,251	+11.3
Deposits from customers	141,661,889	140,816,751	+0.6
Certificates of deposit issued	10,157,757	8,585,600	+18.3
Convertible bonds issued[6]	119,637	316,891	-62.2
Tax and deferred taxation	574,293	430,290	+33.5
Other accounts and provisions	3,778,844	3,909,434	-3.3
Total Liabilities	162,047,257	159,227,217	+1.8
CAPITAL RESOURCES			
Loan capital	4,276,227	4,271,123	+0.1
Minority interests	44,708	19,092	+134.2
Share capital	3,615,863	3,583,711	+0.9
Reserves	15,259,176	14,663,790	+4.1

(b) The new SSAP 34 "Employee Benefits" requires an enterprise to recognise the service provided by an employee in exchange for employee benefits to be paid in the future as a liability; and when the enterprise consumes the economic benefit arising from service provided by an employee in exchange for employee benefits as expenses. The adoption of this SSAP has not had any significant impact on the accounts.

(3) Operating expenses include depreciation on fixed assets amounting to HK$226,223,000 (2001: HK$205,896,000), and amortisation and impairment of goodwill amounting to HK$131,086,000 (2001: HK$98,064,000).

(4) (a) The provision for Hong Kong profits tax is calculated at 16% (the same rate as for 2001) of the estimated assessable profits for the year. Taxation for branches and subsidiaries outside Hong Kong is similarly charged at the appropriate current rates of taxation ruling in the countries in which they operate.

(b) There is no significant deferred taxation liability not provided for.

(5) (a) The calculation of basic earnings per share is based on earnings of HK$1,288,378,000 (2001: HK$1,599,806,000) and on the weighted average of 1,440,175,619 (2001: 1,428,057,773) shares outstanding during the year.

(b) The calculation of diluted earnings per share is based on earnings of HK$1,292,774,000 (2001: HK$1,599,806,000) and on 1,451,175,354 (2001: 1,431,632,696) ordinary shares, being weighted average number of ordinary shares outstanding during the year, adjusted for the effects of all dilutive potential shares.

(c) The calculation of cash earnings per share is based on earnings of HK$1,288,378,000 (2001: HK$1,599,806,000) adjusted for goodwill amortised and impaired of HK$131,086,000 (2001: HK$98,064,000) and on the weighted average of 1,440,175,619 (2001: 1,428,057,773) shares outstanding during the year. This supplementary information is considered a useful additional indication of performance.

(6) The 2 per cent Convertible Bonds issued amounting to HK$197,315,000 (US$25,300,000) were repurchased from the market by the Bank and such Bonds were cancelled upon settlement. Interest expense for the year amounted to HK$5,352,000 (2001: HK$82,063,000).

(7) On 10th January, 2003, Tricor Holdings Limited, a 71.31% owned subsidiary of the Group, completed the acquisition of the company secretarial and client accounting business owned by PricewaterhouseCoopers in Hong Kong.

E. ADVANCES AND OTHER ASSETS

1. Advances and Other Accounts less Provisions

	2002	2001	Variance
	HK$'000	*HK$'000*	*%*
Advances to customers	108,408,574	108,174,562	+0.2
Advances to banks and other financial institutions	1,088,562	560,649	+94.2
Accrued interest and other accounts	4,087,042	3,037,584	+34.5
	113,584,178	111,772,795	+1.6
Less: Provisions for bad and doubtful debts			
— Specific	426,713	601,150	-29.0
— General	1,333,257	1,320,087	+1.0
	111,824,208	109,851,558	+1.8

2. Advances to Customers — by Industry Sectors

The information concerning advances to customers by industry sectors has been classified according to the usage of the loan and is stated gross of any provisions.

	2002	2001	Variance
	HK$'000	*HK$'000*	*%*
Variance Loans for use in Hong Kong			
Industrial, commercial and financial			
— Property development	4,847,778	5,158,882	-6.0
— Property investment	11,744,929	11,477,370	+2.3
— Financial concerns	2,223,813	1,819,351	+22.2
— Stockbrokers	104,602	82,405	+26.9
— Wholesale and retail trade	2,107,598	2,701,901	-22.0
— Manufacturing	1,459,648	1,568,309	-6.9
— Transport and transport equipment	4,511,617	4,322,030	+4.4
— Others	6,907,826	7,350,675	-6.0
— Sub-total	33,907,811	34,480,923	-1.7
Individuals			
— Loans for the purchase of flats in the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	2,207,192	2,596,815	-15.0
— Loans for the purchase of other residential properties	39,930,918	42,169,173	-5.3
— Credit card advances	1,692,322	1,955,494	-13.5
— Others	3,333,374	3,760,291	-11.4
— Sub-total	47,163,806	50,481,773	-6.6
Total loans for use in Hong Kong	81,071,617	84,962,696	-4.6
Trade finance	3,272,588	3,067,857	+6.7
Loans for use outside Hong Kong	24,064,369	20,144,009	+19.5
Total advances to customers	108,408,574	108,174,562	+0.2

3. Advances to Customers — by Geographical Areas

The information concerning the breakdown of the gross amount of advances to customers by countries or geographical areas is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

(c) *Reconciliation*

	2002	2001
	HK$'000	*HK$'000*
Overdue advances *(Note 1)*	2,277,863	3,215,608
Rescheduled advances *(Note 2)*	624,138	223,648
Total overdue and rescheduled advances	2,902,001	3,439,256
Less: Overdue advances on which interest is still being accrued	(242,684)	(315,046)
Less: Rescheduled advances on which interest is still being accrued	(57,247)	(116,270)
Add: Non-performing loans which are not overdue or rescheduled	505,931	312,092
Total non-performing loans	3,108,001	3,320,032

Notes:

(1) Advances which are overdue for more than three months.

(2) Rescheduled advances which have been overdue for more than three months under the revised repayment terms are included under overdue advances and not rescheduled advances.

(d) *Other Overdue Assets*

	2002		
	Debt securities	Accrued interest	Other assets*
	HK$'000	*HK$'000*	*HK$'000*
Other assets overdue for			
— 6 months or less but over 3 months	—	4,029	1,275
— 1 year or less but over 6 months	—	1,096	9,850
— Over 1 year	—	1,202	6,486
	—	6,327	17,611
Rescheduled assets	—	—	—
Total other overdue and rescheduled assets	—	6,327	17,611

	2001		
	Debt securities	Accrued interest	Other assets*
	HK$'000	*HK$'000*	*HK$'000*
Other assets overdue for			
— 6 months or less but over 3 months	—	3,641	2,476
— 1 year or less but over 6 months	—	3,861	1,159
— Over 1 year	15,595	2,062	890
	15,595	9,564	4,525
Rescheduled assets	—	—	—
Total other overdue and rescheduled assets	15,595	9,564	4,525

* Other assets refer to trade bills and receivables.

(e) *Repossessed Assets*

	2002	2001
	HK$'000	*HK$'000*
Repossessed properties	390,499	472,424
Repossessed vehicles	4,990	18,233
Total repossessed assets	395,489	490,657

F. SEGMENT REPORTING

Segment information is presented in respect of the Group's business segments.

Personal banking business includes branch operations, personal Internet banking, consumer finance, property loans and credit card business.

Corporate banking business includes corporate lending and loan syndication, commercial lending, community lending, securities lending, trust services, mandatory provident fund business and corporate Internet banking.

Investment banking business includes treasury operations, asset based lending, securities broking and dealing, provision of Internet security trading services, and asset management.

Corporate services include company secretarial services, share registration and business services, and offshore corporate and trust services.

Other businesses include bancassurance, insurance business, and property-related business.

Unallocated items mainly comprise the central management unit, bank premises, and any items which cannot be reasonably allocated to specific business segments.

2002							
Personal Banking	Corporate Banking	Investment Banking	Corporate Services	Others	Unallocated	Inter-segment elimination	Consolidated
HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

	2002	2001	
Share capital	3,615,863	3,583,711	+0.9
Reserves	15,259,176	14,663,790	+4.1
Shareholders' Funds	18,875,039	18,247,501	+3.4
Total Capital Resources	23,195,974	22,537,716	+2.9
Total Capital Resources and Liabilities	185,243,231	181,764,933	+1.9

C. CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital	Share premium	General reserve	Revaluation reserve on bank premises	Revaluation reserve on investment properties	Exchange revaluation reserve	Other reserves (Note)	Retained profits	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Balance as at 1st January, 2002	3,583,711	375,694	11,418,601	1,257,509	118,323	(49,712)	91,205	1,452,170	18,247,501
Net profit for the year	—	—	—	—	—	—	—	1,288,378	1,288,378
Transfer from retained profits to general reserve	—	—	8,662	—	—	—	—	(8,662)	—
Transfer from revaluation reserve on bank premises to investment properties	—	—	—	(4,994)	4,994	—	—	—	—
Shares issued in lieu of dividends	29,809	(29,809)	177,809	—	—	—	—	—	177,809
Shares issued under Staff Share Option Schemes	2,343	10,335	—	—	—	—	—	—	12,678
Capital fee	—	(10)	—	—	—	—	—	—	(10)
Realised surplus on disposals of bank premises/investment properties	—	—	18,339	(3,363)	(14,976)	—	—	—	—
Dividends	—	—	—	—	—	—	—	(775,546)	(775,546)
Revaluation (deficit)/surplus	—	—	—	—	(108,341)	—	763	—	(107,578)
Exchange adjustments	—	—	—	—	—	31,807	—	—	31,807
Balance as at 31st December, 2002	3,615,863	356,210	11,623,411	1,249,152	—	(17,905)	91,968	1,956,340	18,875,039
Balance as at 1st January, 2001	3,536,945	338,071	10,693,195	1,257,509	127,954	(20,573)	92,046	1,281,948	17,307,095
Net profit for the year	—	—	—	—	—	—	—	1,599,806	1,599,806
Transfer from retained profits to general reserve	—	—	485,938	—	—	—	—	(485,938)	—
Shares issued in lieu of dividends	32,055	(32,055)	229,837	—	—	—	—	—	229,837
Shares issued under Staff Share Option Schemes	14,711	69,708	—	—	—	—	—	—	84,419
Capital fee	—	(30)	—	—	—	—	—	—	(30)
Realised surplus on disposals of investment properties	—	—	9,631	—	(9,631)	—	—	—	—
Dividends	—	—	—	—	—	—	—	(938,901)	(938,901)
Exchange adjustments	—	—	—	—	—	(29,139)	(841)	(4,745)	(34,725)
Balance as at 31st December, 2001	3,583,711	375,694	11,418,601	1,257,509	118,323	(49,712)	91,205	1,452,170	18,247,501

Note: Other reserves include statutory reserves, capital reserve and other revaluation reserve.

D. CONSOLIDATED CASH FLOW STATEMENT

	2002	2001
	HK$'000	HK$'000
OPERATING ACTIVITIES		
Cash used in operations	(6,312,897)	(978,348)
Hong Kong profits tax (paid)/refund	(21,941)	12,968
Overseas profits tax paid	(43,629)	(45,114)
Interest paid on loan capital, certificates of deposit and bonds issued	(596,979)	(1,278,259)
NET CASH USED IN OPERATING ACTIVITIES	(6,975,446)	(2,288,753)
INVESTING ACTIVITIES		
Dividends received from associates	34,785	33,525
Dividends received from equity securities	35,797	21,753
Purchase of equity securities	(4,828)	(25,096)
Proceeds from sale of equity securities	14,613	63,226
Purchase of fixed assets	(173,225)	(322,452)
Proceeds from disposal of fixed assets	146,514	12,353
Purchase of interest in associates	(25,545)	(4,002)
Proceeds from disposal of associates	5,324	49,152
Purchase of subsidiaries	(334,477)	(978,771)
NET CASH USED IN INVESTING ACTIVITIES	(301,042)	(1,150,312)
FINANCING ACTIVITIES		
Ordinary dividends paid	(597,737)	(709,064)
Issue of loan capital	—	4,272,498
Issue of ordinary share capital	12,678	84,419
Capital fee paid on increase in issued share capital	(10)	(30)
Issue of certificates of deposit	9,033,181	6,069,750
Redemption of certificates of deposit and convertible bonds	(7,688,278)	(7,661,667)
Redemption of loan capital	—	(2,339,790)
NET CASH GENERATED FROM/(USED IN) FINANCING ACTIVITIES	759,834	(283,884)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(6,516,654)	(3,722,949)
CASH AND CASH EQUIVALENTS AT 1ST JANUARY	42,841,676	46,564,625
CASH AND CASH EQUIVALENTS AT 31ST DECEMBER	36,325,022	42,841,676

Notes:

(1) The financial information set out in this report does not constitute the Group's statutory accounts for the year ended 31st December, 2002 but is derived from those accounts. The statutory accounts for the year ended 31st December, 2002 will be available from the Bank's registered office. The auditors have expressed an unqualified opinion on those accounts in their report dated 11th February, 2003.

(2) (a) In preparing the Group accounts in respect of the years prior to 2002, both balance sheet and profit and loss account of an overseas entity were translated at the closing rate. On adoption of the requirements of the revised SSAP 11 "Foreign Currency Translation", although the balance sheet of an overseas entity remains translated at the closing rate, the profit and loss account is translated at an average rate for the year. The difference between the profit and loss account translated at an average rate and at the closing rate is recorded as a movement on reserves. The effect of this change in accounting policy has not had any significant impact on the accounts and, therefore, the opening balances have not been restated. If the profit and loss of all overseas entities for the year 2002 was translated at the closing rate, the net profit for the year would have increased by HK$2.03 million.

geographical areas is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

2002	Total advances to customers	Non-performing loans	Advances overdue for over three months
	HK$'000	HK$'000	HK$'000
Hong Kong	89,449,624	2,041,748	1,234,390
People's Republic of China	4,132,169	769,605	859,330
Other Asian Countries	5,024,629	171,560	145,336
Others	9,802,152	125,088	38,807
Total	108,408,574	3,108,001	2,277,863

2001	Total advances to customers	Non-performing loans	Advances overdue for over three months
	HK$'000	HK$'000	HK$'000
Hong Kong	92,212,501	2,326,930	2,375,517
People's Republic of China	3,491,205	591,638	692,299
Other Asian Countries	3,894,150	184,111	133,191
Others	8,576,706	217,353	14,601
Total	108,174,562	3,320,032	3,215,608

4. **Cross-border Claims**

The information on cross-border claims discloses exposures to foreign counterparties on which the ultimate risk lies, and is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country. Only regions constituting 10% or more of the aggregate cross-border claims are disclosed.

2002	Banks and other financial institutions	Public sector entities	Others	Total
	HK$'000	HK$'000	HK$'000	HK$'000
People's Republic of China	6,022,429	560,217	3,051,859	9,634,505
Asian countries, excluding People's Republic of China	10,942,142	1,107,992	5,933,867	17,984,001
North America	4,375,369	3,597,083	4,234,618	12,207,070
Western Europe	25,357,970	167,455	858,420	26,383,845

2001	Banks and other financial institutions	Public sector entities	Others	Total
	HK$'000	HK$'000	HK$'000	HK$'000
People's Republic of China*	2,117,359	778,247	3,186,547	6,082,153
Asian countries, excluding People's Republic of China	16,294,762	742,314	4,707,965	21,745,041
North America	5,172,573	127,487	3,078,734	8,378,794
Western Europe	27,980,835	10,206	285,992	28,277,033

* The amounts constitute less than 10% of the aggregate cross border claims and are presented for comparative purpose only.

5. **Overdue, Rescheduled and Repossessed Assets**

(a) *Overdue and Rescheduled Advances*

	2002 HK$'000	2002 % of total advances to customers	2001 HK$'000	2001 % of total advances to customers
Advances to customers overdue for				
— 6 months or less but over 3 months	642,305	0.6	590,368	0.6
— 1 year or less but over 6 months	391,029	0.4	558,080	0.5
— Over 1 year	1,244,529	1.1	2,067,160	1.9
	2,277,863	2.1	3,215,608	3.0
Rescheduled advances to customers	624,138	0.6	223,648	0.2
Total overdue and rescheduled advances	2,902,001	2.7	3,439,256	3.2
Secured overdue advances	2,189,786	2.0	2,543,835	2.4
Unsecured overdue advances	88,077	0.1	671,773	0.6
Market value of securities held against the secured overdue advances	3,462,986		3,309,518	

There were no advances to banks and other financial institutions which were overdue for over 3 months as at 31st December, 2002 and 31st December, 2001, nor were there any rescheduled advances to banks and other financial institutions on these two dates.

(b) *Non-performing Advances to Customers*

Non-performing advances to customers are advances on which interest is being placed in suspense or on which interest accrual has ceased.

	2002 HK$'000	2002 % of total advances to customers	2001 HK$'000	2001 % of total advances to customers
Gross advances to customers	3,108,001	2.87	3,320,032	3.07
Specific provisions	279,713		490,414	
Suspended interest	559,576		566,646	

There were no advances to banks and other financial institutions on which interest is being placed in suspense or on which interest accrual has ceased as at 31st December, 2002 and 31st December, 2001, nor were there any specific provisions made for them on these two dates.

	Banking	Banking	Banking	Services	Others	Unallocated	elimination	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Net interest income	2,314,000	1,133,180	419,643	17	31,268	(62,470)	—	3,835,638
Other operating income from external customers	580,616	225,631	339,330	282,309	87,773	66,629	—	1,582,288
Inter-segment income	17,052	56,782	172	—	—	142,263	(216,269)	—
Total operating income	2,911,668	1,415,593	759,145	282,326	109,041	146,422	(216,269)	5,407,926
Operating profit/(loss) before provisions	1,411,956	890,667	444,797	97,077	(22,875)	(300,647)	—	2,520,977
(Charge for)/write back of bad and doubtful debts	(640,238)	(139,583)	10,029	(2,246)	(10,092)	(28,809)	—	(810,939)
Operating profit/(loss) after provisions	771,718	751,084	454,826	94,831	(32,965)	(329,456)	—	1,710,038
Inter-segment transactions	180,185	(48,427)	6,794	—	—	(138,552)	—	—
Contribution from operations	951,903	702,657	461,620	94,831	(32,965)	(468,008)	—	1,710,038
Write-back of/(increase in) impairment loss for the year	—	7,312	566	—	4,354	(3,983)	—	8,249
Share of profits less losses of associates	514	41,039	1,886	—	(10,725)	(58)	—	32,656
Other income and expenses	—	474	(46,609)	—	(2,083)	(122,580)	—	(170,798)
Profit/(loss) before taxation	952,417	751,482	417,463	94,831	(41,419)	(594,629)	—	1,580,145
Taxation	—	—	—	—	—	(265,696)	—	(265,696)
Minority interests	—	—	—	(26,112)	—	41	—	(26,071)
Profit/(loss) attributable to shareholders	952,417	751,482	417,463	68,719	(41,419)	(860,284)	—	1,288,378
Depreciation for the year	(90,633)	(37,703)	(14,024)	(5,464)	(7,878)	(70,521)	—	(226,223)
Amortisation of goodwill	(34,210)	(25,510)	(35,335)	(21,741)	(940)	—	—	(117,736)
Impairment of goodwill	—	—	—	—	(13,350)	—	—	(13,350)
Segment assets	52,694,959	55,905,027	66,890,117	549,178	1,096,412	85,859	—	177,221,552
Investments in associates	36,171	319,590	53,963	—	226,895	2,881	—	639,500
Unallocated assets	—	—	—	—	—	7,382,179	—	7,382,179
Total assets	52,731,130	56,224,617	66,944,080	549,178	1,323,307	7,470,919	—	185,243,231
Segment liabilities	100,511,305	41,150,584	16,123,840	33,184	453,663	—	—	158,272,576
Unallocated liabilities	—	—	—	—	—	3,774,681	—	3,774,681
Total liabilities	100,511,305	41,150,584	16,123,840	33,184	453,663	3,774,681	—	162,047,257
Capital expenditure incurred during the year	47,187	54,372	55,443	8,604	4,554	10,788	—	180,948

2001	Personal Banking	Corporate Banking	Investment Banking	Corporate Services	Others	Unallocated	Inter-segment elimination	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Net interest income	2,675,647	737,510	560,649	179	20,585	(17,152)	—	3,977,418
Other operating income from external customers	485,488	286,156	73,553	120,385	205,602	63,383	—	1,234,567
Inter-segment income	17,462	63,613	239	—	—	142,819	(224,133)	—
Total operating income	3,178,597	1,087,279	634,441	120,564	226,187	189,050	(224,133)	5,211,985
Operating profit/(loss) before provisions	1,625,137	629,288	225,760	34,064	33,296	(196,328)	—	2,351,217
(Charge for)/write back of bad and doubtful debts	(359,429)	(7,791)	(25,248)	(3,778)	664	(36,803)	—	(432,385)
Operating profit/(loss) after provisions	1,265,708	621,497	200,512	30,286	33,960	(233,131)	—	1,918,832
Inter-segment transactions	191,019	(57,528)	4,748	—	—	(138,239)	—	—
Contribution from operations	1,456,727	563,969	205,260	30,286	33,960	(371,370)	—	1,918,832
Write-back of/(increase in) impairment loss for the year	—	16,996	(502)	—	(3,412)	(4,222)	—	8,860
Share of profits less losses of associates	(13)	1,772	37,061	—	(51,561)	—	—	(12,741)
Other income and expenses	—	(2,390)	(29,888)	—	—	8,183	—	(24,095)
Profit/(loss) before taxation	1,456,714	580,347	211,931	30,286	(21,013)	(367,409)	—	1,890,856
Taxation	—	—	—	—	—	(279,119)	—	(279,119)
Minority interests	—	—	—	(9,680)	—	(2,251)	—	(11,931)
Profit/(loss) attributable to shareholders	1,456,714	580,347	211,931	20,606	(21,013)	(648,779)	—	1,599,806
Depreciation for the year	(91,832)	(29,035)	(16,284)	(2,133)	(10,303)	(56,309)	—	(205,896)
Amortisation of goodwill	(33,052)	(19,210)	(32,222)	(940)	(5,300)	(7,340)	—	(98,064)
Segment assets	69,058,591	37,977,985	66,309,450	164,439	1,222,530	12,096	—	174,745,091
Investments in associates	9,417	274,252	71,625	—	253,290	—	—	608,584
Unallocated assets	—	—	—	—	—	6,411,258	—	6,411,258
Total assets	69,068,008	38,252,237	66,381,075	164,439	1,475,820	6,423,354	—	181,764,933
Segment liabilities	100,863,711	39,953,040	14,077,162	107,514	327,945	—	—	155,329,372
Unallocated liabilities	—	—	—	—	—	3,897,845	—	3,897,845
Total liabilities	100,863,711	39,953,040	14,077,162	107,514	327,945	3,897,845	—	159,227,217
Capital expenditure incurred during the year	86,175	57,640	1,629	3,570	22,547	168,548	—	340,109

BEA東亞銀行

G. OFF-BALANCE SHEET EXPOSURES

The following is a summary of each significant class of off-balance sheet exposures:

	2002	2001	Variance
	HK$'000	HK$'000	%
Contractual amounts of contingent liabilities and commitments			
— Direct credit substitutes	4,125,735	3,717,540	+11.0
— Transaction-related contingencies	519,227	460,168	+12.8
— Trade-related contingencies	2,152,000	2,197,335	-2.1
— Note issuance and revolving underwriting facilities	—	23,178	-100.0
— Other commitments with an original maturity of:			
under 1 year or which are unconditionally cancellable	20,615,082	24,391,868	-15.5
1 year and over	8,416,217	7,469,282	+12.7
Total	35,828,261	38,259,371	-6.4
— Aggregate credit risk weighted amount	8,559,065	7,789,246	+9.9
Notional amounts of derivatives			
— Exchange rate contracts	21,062,568	20,670,582	+1.9
— Interest rate contracts	11,347,330	6,432,526	+76.4
— Equity contracts	372,262	38,730	+861.2
Total	32,782,160	27,141,838	+20.8
— Aggregate credit risk weighted amount	218,951	144,416	+51.6
— Aggregate replacement costs	425,196	190,405	+123.3

The replacement costs and credit risk weighted amounts of the off-balance sheet exposures do not take into account the effects of bilateral netting arrangements.

H. CURRENCY CONCENTRATIONS

1. The net positions in foreign currencies are disclosed when each currency constitutes 10% or more of the total net position in all foreign currencies.

	2002 HK$ Million				
	USD	CAD	GBP	Others	Total
Spot assets	50,001	4,049	4,838	17,278	76,166
Spot liabilities	(48,381)	(4,425)	(6,161)	(19,821)	(78,788)
Forward purchases	11,731	805	1,434	6,466	20,436
Forward sales	(12,830)	(311)	(236)	(3,858)	(17,235)
Net long/(short) position	521	118	(125)	65	579

	2001 HK$ Million				
	USD	CAD	GBP*	Others	Total
Spot assets	47,398	3,700	4,403	13,900	69,401
Spot liabilities	(49,546)	(3,944)	(5,198)	(14,594)	(73,282)
Forward purchases	13,777	318	1,038	3,003	18,136
Forward sales	(11,156)	(118)	(271)	(2,300)	(13,845)
Net long/(short) position	473	(44)	(28)	9	410

* The currency constitutes less than 10% of the total net position in all foreign currencies and is presented for comparative purpose only.

2. The net structural positions in foreign currencies are disclosed when each currency constitutes 10% or more of the total net structural position in all foreign currencies.

	2002 HK$ Million				
	USD	CAD*	SGD*	Others	Total
Net structural position	1,416	188	184	183	1,971

	2001 HK$ Million				
	USD	CAD	SGD	Others	Total
Net structural position	710	162	172	152	1,196

* The currency constitutes less than 10% of the total net structural position in all foreign currencies and is presented for comparative purpose only.

I. CAPITAL, CAPITAL ADEQUACY AND LIQUIDITY INFORMATION

1. Capital Adequacy Ratio

	2002	2001
	%	%
Unadjusted capital adequacy ratio	17.0	17.5
Adjusted capital adequacy ratio	16.9	17.4

The unadjusted capital adequacy ratio is computed on the consolidated basis which comprises the positions of the Bank and all its subsidiaries as required by the Hong Kong Monetary Authority for its regulatory purposes, and is in accordance with the Third Schedule to the Hong Kong Banking Ordinance.

The adjusted capital adequacy ratio which takes into account market risks as at the balance sheet date is computed in accordance with the Guideline "Maintenance of Adequate Capital Against Market Risks" issued by the Hong Kong Monetary Authority and on the same consolidated basis as for unadjusted capital adequacy ratio.

2. Capital base after deductions

	2002	2001	Variance
	HK$'000	HK$'000	%
Core capital			
Paid up ordinary share capital	3,615,863	3,583,711	+0.9
Share premium	356,210	375,694	-5.2
Reserves	13,147,593	12,422,457	+5.8

EXECUTIVE DIRECTORS' REPORT

FINANCIAL REVIEW

Financial Performance

2002 was a very challenging year, both for Hong Kong and for the BEA Group. Despite record low local interest rates, there was little improvement in the economic environment. The unemployment rate remained high, and ongoing deflation, further declines in the property market, and the growing incidence of personal bankruptcies, seriously affected the banking industry's asset quality, loan business and profit growth.

In the face of this difficult banking environment, BEA recorded a 3.8% growth in total operating income to HK$5,408 million and 7.2% growth in operating profit before provisions to HK$2,521 million for the year ended 31st December, 2002. However, an increase in the net charge for bad and doubtful debts resulted in a decline in profit attributable to shareholders of 19.5% to HK$1,288 million.

Due to a narrowing of the net interest margin and the inactive loan market, net interest income decreased by HK$151 million. Non-interest income increased by HK$347 million, or 28.2%, when compared with 2001, due mainly to the contribution of acquisitions made in recent years and diversification of fee based income sources. As a result, total operating income increased by HK$196 million, or 3.8%, from HK$5,212 million in 2001 to HK$5,408 million in 2002.

Total operating expenses increased slightly by 0.9% over the corresponding figure for 2001 to HK$2,887 million. The increase was mainly due to the inclusion of the operating expenses of newly acquired subsidiaries in the consolidated accounts. If these were excluded, the operating expenses would show a decline of 3.0%. The cost to income ratio decreased from 54.9% in 2001 to 53.4% in 2002, reflecting BEA's keen determination to reduce costs.

Operating profit before provisions was HK$2,521 million for the year ended 31st December, 2002, an increase of HK$170 million or 7.2% over the HK$2,351 million attained in 2001, demonstrating BEA's good performance in its core banking business.

The sharp rise in credit card and consumer loan defaults was a serious problem that affected the entire banking industry during 2002. The net charge for bad and doubtful debts increased by HK$379 million, or 87.6%, compared to 2001, to HK$811 million. This increase was mainly due to the deterioration in asset quality on credit card and consumer finance loans. Non-performing loans dropped to 2.9% from 3.1% at the end of the previous year.

Due to the higher bad and doubtful debt charges, operating profit after provisions recorded a drop of 10.9% to HK$1,710 million.

BEA's branch rationalisation programme was pursued with vigour during 2002, in order to enhance the efficiency of the branch network. A number of branches were either closed or relocated to better locations. As a result, there was a loss on disposal of fixed assets of HK$31 million for the year.

In 2002, BEA conducted an exercise to value all investment properties at open market value. As a result, there was a total revaluation loss on investment properties of HK$92 million recorded in 2002.

Share of profits less losses from associates turned from a net loss of HK$13 million in 2001 to a net profit of HK$33 million in 2002, reflecting the improved performance of associates. After taking into account a decrease of 4.8% in taxation and an increase of 118.5% in minority interests, profit attributable to shareholders was HK$1,288 million, a 19.5% decrease over the HK$1,600 million of the previous year.

Financial Position

Total assets of the BEA Group were HK$185,243 million at the end of 2002, 1.9% up from HK$181,765 million at the end of previous year. Advances to customers grew by 0.2% to HK$108,409 million, where the growth was mainly from the Mainland and international markets. Other investments in securities also rose, with funds redeployed from lower yielding short-term loans.

BEA continued to focus on controlling funding costs during the year. Total deposits increased by 1.5% to HK$151,939 million, with customer deposits up 0.6% at 31st December, 2002. Demand deposits and current accounts grew by HK$807 million, or 12.9%, to HK$7,045 million at year-end 2002, as compared with HK$6,238 million at the previous year-end. Savings deposits increased from HK$23,728 million in 2001 to HK$27,769 million, reflecting customers' preference for relatively more liquid investments in the current low interest rate environment. Time deposits at year-end 2002 stood at HK$106,848 million, down by HK$4,003 million or 3.6% when compared with the balance at the previous year-end.

During the year, BEA issued certificates of deposit totalling US$560 million and HK$3,235 million, respectively. The Bank redeemed certificates of deposit amounting to US$953 million upon maturity, and repurchased its own certificates of deposit amounting to US$8 million.

Also, BEA issued discounted certificates of deposit totalling HK$519 million and US$90 million, respectively, and made repurchases totalling HK$3 million during the year.

In September 2002, BEA repurchased convertible bonds amounting to US$25 million and rolled out its first series of retail callable certificates of deposit. BEA issued retail callable certificates of deposit with a total value of HK$400 million during the year.

At the end of December 2002, the face value of the outstanding debt portfolio was HK$10,439 million, with the carrying amount equal to HK$10,277 million.

After taking into account all debt instruments issued, the loan-to-deposit ratio was 71.3%, being 1.0% lower than the 72.3% reported at the end of 2001.

As at 31st December, 2002, shareholders' fund stood at HK$18,875 million, an increase of HK$627 million or 3.4% when compared with HK$18,248 million of 2001.

Maturity Profile of Debts Issued
(All expressed in millions of dollars)

	Currency	Total Face Value	Year of Maturity 2003	2004	2006	2007
Floating Rate Certificates of Deposit						
issued in 2001	HKD	1,000	1,000			
issued in 2002	HKD	3,235	2,135	1,100		
issued in 2002	USD	560	560			
Total	HKD	4,235	3,135	1,100		
Total	USD	560	560			
Fixed Rate Certificates of Deposit						
issued in 1999	HKD	100		100		
Discounted Certificates of Deposit						
issued in 2002	HKD	516			516	
issued in 2002	USD	90				90
Convertible Bonds						
issued in 1996	USD	15	15			
Retail Callable Certificates of Deposit						
issued in 2002	HKD	400				400
Total Debts issued in HKD equivalent		10,439	7,622	1,200	516	1,101

Risk Management

BEA has established comprehensive risk management procedures that enable it to identify, measure, monitor and control the various types of risk it faces, and, where appropriate, to allocate capital against those risks. All risk management policies have been approved by the Board of Directors. Risk management mechanisms have been established at different levels throughout the Group. This is supplemented by active management involvement, effective internal controls and comprehensive audits in the best interests of BEA.

CORPORATE BANKING

Corporate Lending and Syndication

As one of the key lenders in the local syndicated and corporate lending market, the Bank has had an active year in 2002 arranging and underwriting syndicated deals for large corporate customers. In addition, a more pro-active role has been taken in soliciting business from high quality medium-sized companies by providing structured facilities on a bilateral basis.

Encouragingly, the asset size of corporate and syndicated loans grew by 13%, compared with the level as of 31st December, 2001. In particular, the Bank assumed the role of Co-ordinating Arranger or Lead Manager for several significant deals, including two HK$5,000 million syndicated loan facilities to PCCW-HKT Telephone Limited, a HK$3,500 million syndicated loan facility to Western Harbour Tunnel Company Limited and a HK$1,320 million syndicated facility to HKR International Limited.

The Bank will continue to maintain its active role in the lending market by engaging in high quality and return-justified deals.

Commercial Lending

In view of the gloomy economic conditions throughout 2002, the Commercial Lending Department stepped up programmes aimed at promoting its business:

- Mail Drop Programme — To promote trade finance service to corporate customers by mail drop.
- Bonus System Programme — Launched in April 2002 for selected customers for a trial period of six months. The programme aimed at increasing the utilization of the granted credit facility by means of concession on commission subject to the fulfillment of certain conditions. As the result was satisfactory, the programme was expanded in November 2002.
- Programme for Tradelink — By offering exclusive banking privileges to Tradelink customers on trade finance and SME loans, BEA has successfully promoted its recently launched Corporate Cyberbanking platform.
- A new product, the Export Loan Programme, was launched in December 2002 to provide working capital finance to customers.

Community Lending

BEA launched the Corporate Tax Loan Programme during 2002, specifically to address the financial needs of SMEs. Results were in line with expectations, with a proactive marketing effort directed to specific industries, including I.T., logistics and electronics, to capture new business opportunities for the Bank.

In addition, the Bank's reputation as a lender to the SME sector was enhanced through its active participation in the formulation and drafting of the guide "Information Checklist for Unsecured Loan Application", initiated and released by the Trade and Industry Department.

Securities Lending

The local stock market suffered from low trading volume in 2002. BEA has taken advantage of the market fall-out to successfully re-position itself to play a more active role in supporting local stock trading. During the year, BEA successfully served as Receiving Bank for a number of major IPO projects, including BOC Hong Kong (Holdings) Limited and China Telecom Corporation Limited. The Bank will continue to play an important role as a lending bank as well as a service provider within the local securities market.

Bank of East Asia (Trustees) Limited

Mandatory Provident Fund

Bank of East Asia (Trustees) Limited is one of two approved trustees under the Mandatory Provident Fund ("MPF") Schemes Ordinance to offer both the Master Trust Scheme and Industry Scheme in Hong Kong. By providing professional one-stop MPF services, covering trustee, scheme administration, custody and investment management services, BEA has achieved significant growth in its MPF membership in 2002. In compliance with the statutory requirements of the MPF Schemes (Amendment) (No. 2) Ordinance 2002, BEA has also enhanced its MPF administration system, Cyberbanking services and software systems.

Trust Service

In addition to the provision of MPF services, Bank of East Asia (Trustees) Limited also offers a wide range of trustee services, including acting as executor or trustee of wills, trustee of family trusts, investment funds, unit trusts, charities and public funds. In 2002, the Company was appointed as trustee to BEA Investment Series Unit Trust and the sub-fund of the Series, BEA 104% Capital Guaranteed Hong Kong-China Bonus Return Fund, was successfully launched in January 2002.

Corporate Cyberbanking

Since the launch of the Corporate Cyberbanking service in July 2001, over 3,800 corporate customers have joined the scheme.

The level and scope of services has grown since launch, and now includes T/T and CHATS transfers; open and amend Letters of Credit; submit MPF remittance statements and arrange payment of employees' salary, in addition to a range of account management functions. BEA now accepts digital certificates issued by three recognised Certificate Authorities, including Hongkong Post Bank Cert (Bank of East Asia — Corporate), Digi-Sign ID Cert and JETCO JetCert, to authorise transactions through the Corporate Cyberbanking platform.

Business Development

To enhance the awareness of the business community regarding BEA's comprehensive corporate banking services, various marketing activities and collaborations were arranged during the year.

BEA formed strategic alliances with The Chinese Manufacturers' Association of Hong Kong and the Hong Kong General Chamber of Commerce, to assist local enterprises to expand their business in Hong Kong and the Mainland. BEA also actively participated in seminars and exhibitions organised by various Government bodies, trade associations and unions, such as the SME Market Day organised by the Trade Development Council.

BEA entered into an innovative collaboration scheme with Hong Kong Productivity Council to provide a one-stop e-Commerce solution for Hong Kong's SMEs, ranging from website design, to hosting, to credit card payment gateway service. This programme has allowed the Bank to build the customer base for its payment gateway services.

INVESTMENT SERVICES

East Asia Securities Company Limited — Cybertrading Service

The number of Cybertrading accounts grew in 2002, recording an increase of 22% from the same period last year. Currently, more than 30% of securities clients have subscribed for the Internet Trading Service.

In February 2002, East Asia Securities Company Limited successfully launched the Internet Margin Trading Service, which greatly enriched the Bank's Cybertrading Service by allowing margin clients to perform online stock trading through the Internet or IVRS Trading System. In the second half of 2002, the Real-time Stock Price Quotes Service has been upgraded to include more professional functions and three new order types, namely At-auction Limit Order, Enhanced Limit Order and Special Limit Order.

East Asia Securities Company Limited has implemented various incentive schemes, including a lower total commission rate and minimum commission rate per trade, to encourage clients to execute trades via the electronic trading platform. The schemes have generated strong response from clients. Currently, the volume of transactions executed via the Cybertrading System, expressed as a percentage of total turnover, accounts for some 57% and 37%, in terms of number of trades and transaction volume respectively.

As part of continuing efforts to upgrade its Cybertrading Service, East Asia Securities Company Limited plans to bring online trading to wireless Personal Digital Assistant (PDA) devices and to further enhance its IVRS Trading System in 2003.

CORPORATE SERVICES

Business, Corporate and Investor Services

The BEA Group, through Group member, Tricor Holdings Limited ("Tricor"), has built the largest provider of business, corporate and investor services, including share registration, corporate secretarial, trust and outsourced administration services, in Hong Kong. Tricor has expanded its business through the acquisition of leading service providers from major international accounting firms. Operations of the Tricor companies, including Abacus Share Registrars Limited, Friendly Registrars Limited, Progressive Registration Limited, Secretaries Limited, Standard Registrars Limited and Tengis Limited, have recently been relocated and consolidated at the new Tricor Head Office, located at BEA Harbour View Centre. The share registration public office, situated on the ground floor of the building, is a state-of-the-art customer service facility for investors in companies listed on the Stock Exchange of Hong Kong.

A joint venture company, more than 70% of the shares in Tricor are owned by the BEA Group, with the New World Group holding of over 20% of the company.

On 10th January, 2003, Tricor further expanded its business by acquiring the company secretarial and client accounting businesses of PricewaterhouseCoopers in Hong Kong. The addition of the newly acquired business enlarges Tricor's team to close to 500 employees, making Tricor the market leader in terms of both scale and scope of services.

Offshore Corporate and Trust Services

	2002	2001	Variance
[illegible] share capital	3,615,863	3,583,711	+0.9
Share premium	356,210	375,694	-5.2
Reserves	13,147,595	12,422,457	+5.8
Minority interests	44,708	19,092	+134.2
Deduct: Goodwill	(2,087,382)	(1,885,986)	+10.7
Total core capital	15,076,992	14,514,968	+3.9
Eligible supplementary capital			
Reserves on revaluation of land and interests in land (at 70%)	874,406	963,083	-9.2
General provisions for doubtful debts	1,339,533	1,330,094	+0.7
Term subordinated debt	4,276,227	4,271,123	+0.1
Total eligible supplementary capital	6,490,166	6,564,300	-1.1
Total capital base before deductions	21,567,158	21,079,268	+2.3
Deductions from total capital base	(953,797)	(913,104)	+4.5
Total capital base after deductions	20,613,361	20,166,164	+2.2

3. **Reserves**

	2002	2001	Variance
	HK$'000	HK$'000	%
Share premium	356,210	375,694	-5.2
General reserve	11,623,411	11,418,601	+1.8
Revaluation reserve on bank premises	1,249,152	1,257,509	-0.7
Revaluation reserve on investment properties	—	118,323	-100.0
Exchange revaluation reserve	(17,905)	(49,712)	-64.0
Other reserves	91,968	91,205	+0.8
Retained profits	1,956,340	1,452,170	+34.7
Total	15,259,176	14,663,790	+4.1
Proposed dividend, not provided for	506,221	473,050	+7.0

4. **Liquidity ratio**

	2002	2001
	%	%
Average liquidity ratio for the year	46.1	46.6

The average liquidity ratio for the year is the simple average of each calendar month's average liquidity ratio, which is computed on the consolidated basis as required by the Hong Kong Monetary Authority for its regulatory purposes, and is in accordance with the Fourth Schedule to the Hong Kong Banking Ordinance.

J. **STATEMENT OF COMPLIANCE**

(1) In preparing the accounts for 2002, the Bank has fully complied with the module set out in the Supervisory Policy Manual "Financial Disclosure by Locally Incorporated Authorised Institutions" issued by the Hong Kong Monetary Authority on 8th November, 2002.

(2) The Bank has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the year ended 31st December, 2002.

CHAIRMAN'S STATEMENT

In 2002, BEA Group achieved a profit attributable to shareholders of HK$1,288 million, representing a decrease of HK$312 million, or 19.5%, over that of HK$1,600 million for 2001. Basic earnings per share were HK$0.89. Return on average assets and return on average equity were 0.7% and 6.9% respectively.

As at 31st December 2002, total consolidated assets were HK$185,243 million, a slight increase of HK$3,478 million over the position at the end of 2001. Advances to customers were HK$108,409 million, representing 58.5% of total consolidated assets. Customer deposits were HK$141,662 million, while the debt instruments issued stood at HK$10,277 million. The loan to deposit ratio was 71.3%, compared with 72.3% at the end of 2001. Total capital resources increased by 2.9% to HK$23,196 million.

At the forthcoming Annual General Meeting to be held on Tuesday 25th March, 2003, Mr. George Ho will retire in accordance with the Articles of Association and will not seek re-election. Mr. Ho was appointed a Director of the Bank in 1968 and has served BEA for 35 years. On behalf of the Board, I take this opportunity to extend our gratitude to Mr. Ho for his wise counsel and invaluable contribution to BEA during his tenure of service on the Board and wish him every happiness, good health and success for the future.

At the Annual General Meeting, the Directors will propose a final dividend of HK$0.35 per share which, together with the interim dividend of HK$0.21 per share paid in September 2002, will constitute a total dividend of HK$0.56 per share for the full year. This represents an increase of 3.7% over the total dividend of HK$0.54 per share for the year 2001. Shareholders whose names are on the Register of Members at the close of business on Tuesday, 4th March, 2003 will be entitled to the proposed final dividend. The final dividend will be paid in cash, with an option to receive new, fully paid shares in lieu of cash. This scrip dividend scheme is conditional upon the passing of the relevant resolution at the Annual General Meeting and the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of and permission to deal in the new shares. The dividend warrants and the share certificates for the scrip dividend will be sent to shareholders by ordinary mail on or about Tuesday, 25th March, 2003. Details of the scrip dividend and the election form will be sent to shareholders on or about Tuesday, 4th March, 2003.

The year 2002 remained a difficult one for the Hong Kong banking industry. The pressure on margins did not subside, and profitability was adversely affected by sluggish loan demand, falling interest rates and the sharp rise in the number of personal bankruptcies. The outlook for 2003 remains challenging, despite an expected turn-around in the domestic economy. Competition among banks will continue to be keen, as they strive to maintain and expand their market positions. Banks will continue to look for new ways to use their capital effectively, and will be aggressive in exploring new revenue and profit streams. In view of the continuing difficult operating environment, there is likely to be further consolidation within the sector, as commercial pressures will benefit those with greater size and economies of scale.

BEA has maintained its strategic position as one of the most respected financial institutions in Hong Kong. In the face of the challenges, BEA will continue to pursue its proven strategy to enhance its franchise and strengthen its competitive position in the market. BEA strives to exploit new market opportunities and develop alternate income sources. It continues to seek potential acquisition and alliance opportunities as part of its growth strategy. In January 2002, BEA acquired a majority shareholding in Tengis Limited, a major provider of corporate services. BEA has subsequently brought Tengis and other related acquisitions together under Tricor Holdings Limited, building the largest provider of business, corporate and investor services, including share registration, corporate secretarial, trust and outsourced administration services, in Hong Kong. This business offers excellent cross-selling opportunities to the Group, and will be a significant fee income contributor to BEA in the coming years. In February 2002, BEA kicked off its new corporate identity initiative, with a dynamic brand image and new branch layouts tailored to the Group's strategy. To realise greater value from its extensive local branch network, BEA has repositioned itself as a comprehensive one-stop financial services centre and undertaken a broad programme to promote the sale of insurance, wealth management and other products at its branches.

Improving operating efficiencies has been a key focus in the Group's operations. BEA has undertaken a number of initiatives to achieve this objective. BEA successfully completed the merger with First Pacific Bank in April 2002, enhancing its efficiency and economies of scale. Rationalisation of the branch network has progressed as scheduled, and the number of branches was reduced to 105 by the end of 2002. BEA is also shifting certain back office operations in the areas of data entry, call centre services, computer programming and bills and credit card support to its lower-cost Guangzhou Operation Centre, which commenced operation in October 2002.

The China market forms an important element of BEA's growth strategy. The Bank has aggressively leveraged its well established presence in China to further enhance its position as a premier foreign bank. With an extensive branch and office network, BEA is well prepared to capitalise on the opportunities arising from the liberalisation of the banking industry following China's accession to the World Trade Organization. BEA will also explore strategic alliance opportunities in China to enhance its business development and opportunities.

With our unique position in the China market, the synergy of our corporate services and insurance businesses with our main banking business, the aggressive promotion of our brand identity and our strong customer base, we will continue to build for the future and enhance our franchise in Hong Kong, the Mainland and international markets.

David LI Kwok-po
Chairman and Chief Executive

Hong Kong, 11th February, 2003

[illegible] This is supplemented by active management involvement, effective internal controls and comprehensive audits in the best interests of BEA.

OPERATIONS REVIEW

IMPROVEMENT TO OPERATIONS

Relocating Back Office Functions to the Mainland

BEA has set up an operations centre in Guangzhou to handle selected back office functions for the Group. This centre commenced operation in October 2002, and at present is handling data input and processing. BEA will relocate additional back office functions to the Guangzhou centre in the years ahead.

Office Centralisation

In June 2002, BEA entered into an agreement for the purchase of 406,660 sq.ft. at "Millennium City 5", a proposed new building to be erected in Kwun Tong, with the aim of centralising most supporting operations of the Bank. The consideration was HK$1,333,844,800 (subject to final adjustments and is inclusive of stamp duty). Office centralisation will help BEA reduce the cost of its operations in the medium term and will contribute to the growth of the Bank in the long term by facilitating the introduction of new technology and work methods.

PERSONAL BANKING

Branch Distribution

In June 2001, BEA launched the Branch Transformation Project with a view to exploiting the sales potential of its branch network. The Project was rolled out to all branches in phases, with the final phase completed by the end of 2002. The overarching aim of this exercise was to increase sales of Bank products through the branch network, and results to date have been encouraging.

- A new branch design concept has been developed to project a modern image for the Bank, and to enlarge the sales area in the banking hall so as to enable sales staff to serve customers more efficiently. This new design concept has been successfully implemented in selected branches. More branches will be renovated to the new standard in coming years.
- Elimination, centralisation, streamlining and automation of operating procedures are continuously implemented to save operating costs and free more staff to perform sales activities.
- A performance reward system has been introduced to encourage branch staff to take a pro-active role to solicit more banking business.

BEA continued to rationalise its branch network in the past year.

- A total of 23 branches (either with low business potential or over-represented in the same district) were closed and merged with nearby branches with better locations.
- A new Branch at Olympian City was opened in October, to serve this important new commercial complex and transport hub.
- The Bank will continue to relocate more branches from areas with less potential to sites with desirable strategic locations, bringing in more business and serving customers better.

To encourage long term rather than transactional banking relationships with customers, SupremeGold Service was launched in December targeting customers with deposits of not less than HK$500,000 or equivalent.

- SupremeGold provides one-stop personalised banking services. A Relationship Manager is assigned to each SupremeGold Member to enhance the banking relationship.
- SupremeGold Centres offering an exclusive environment will be opened at selected branches. The first SupremeGold Centre at Tsim Sha Tsui Branch was opened in December 2002. A second one was opened at Mongkok Branch in January 2003. By the end of 2003, a total of 10 SupremeGold Centres will be rolled out at selected branches.

Cyberbanking

During 2002, BEA further widened the service scope of Cyberbanking by offering Market Express, Scheduled Instruction of Funds Transfer and Bill Payment, and Online Insurance Services. In addition, Cyberbanking was made available to all BEA credit card holders. In October 2002, Cyberbanking was awarded the "Web Care Award" for providing a barrier-free web site to the Internet community. Also, Cyberbanking — MyCyberWorld was awarded "Asian Banker Retail Product Excellence Award" under "The Asian Banker Excellence in Retail Financial Services Awards 2002".

Customer Relationship Management System

BEA successfully implemented Stage 2 of the Customer Relationship Management Development in 2002. The Bank is now in a better position to carry out segmentation studies and implement effective pricing strategies to boost profitability.

Property Loans

In the face of the stagnant property market and fierce market competition for mortgage loan business, BEA sought out niche markets with potential for higher returns.

Several new products were introduced to cater for customers with unique financial needs. In June, BEA launched the "URA Bridging Loan Scheme", to meet the requirements of homeowners affected by the Urban Renewal Authority's redevelopment projects. In July, BEA participated in the Home Owner Mortgage Enhancement Programme of Hong Kong Mortgage Corporation ("HKMC") and introduced the "140% Mortgage Plan for Homeowners in Negative Equity". At year-end, BEA pioneered the "Free of Premium Mortgage Plan" to provide to homeowners a one-stop loan service with a loan-to-value ratio as high as 90% for loans made under the Mortgage Insurance Programme of HKMC.

Consumer Loans

In response to the challenges posed by the soaring bankruptcy rate and the problem of bad loans within the banking industry, BEA has striven to maintain good asset quality by strengthening its credit control policies and procedures. Weak consumer sentiment has depressed the demand for consumption-related loans. To capture loan business in this difficult environment, BEA has launched tailor-made loan programmes targeting good quality customers with specific loan objectives, as well as inviting re-borrowing from existing customers with sound repayment records.

Credit Cards

The sharp rise in credit card bad debt during 2002 has had a severe impact on the credit card business in Hong Kong. BEA has taken several actions to minimise its potential loss under these difficult conditions. The Bank's credit policy has been refined. Responsive credit underwriting measures were taken to maintain the quality of the credit portfolio. Although the overall economic situation is unlikely to improve significantly in the short-term, these precautionary measures will help in reducing the level of bad debt suffered by the Bank.

The Bank has explored appropriate strategies to further develop its card business in the current business environment. BEA has enhanced the range of benefits offered to cardholders; most significantly, BEA became a member of the Asia Miles programme at the beginning of the year. Two new co-branded card programmes were launched during the year, the Hong Kong Professional Teachers' Union VISA Card and the Hong Kong Racehorse Owners Association VISA Platinum Card. Through these customer-focus programmes, the Bank aims to create a positive image in the market so as to attract customers with a higher profit potential.

Bancassurance

The Children Education Fund Sponsorship Programme was held for a second year in April 2002. Three families, all of whom won the Most Resembled Parent-Child Photo Competition in public voting by readership of the Ming Pao, were each awarded a Children Education Fund in the form of an Education Insurance Policy. This contest attracted a high number of applicants and has proven very effective in raising the profile of BEA's bancassurance offerings.

"EnsurPro" — the range of bancassurance products available for individuals was expanded during the year with the launch of the "Dear Lady Insurance" Plan in October 2002. To meet the increasing insurance needs of small and medium-size enterprise (SME) clients, two bancassurance products designed specifically for this market segment were launched in 2002.

Blue Cross Insurance

In recognition of its service record, Blue Cross was re-appointed as one of the insurance carriers for the Voluntary Medical Insurance Scheme for Civil Servants in July 2002. In September 2002, Blue Cross secured a major new contract from the Hong Kong Professional Teachers' Union to be the exclusive medical insurer for the Union's voluntary medical insurance scheme.

Blue Cross continues to enhance its product delivery systems and customer support initiatives. In 2002 Blue Cross launched the SuperCare online service. This innovative online tool enables Blue Cross customers to access their personal claims information and the medical providers network online.

In early January 2003, Blue Cross launched an innovative insurance sales system to assist travellers to China. The Intelligent Insurance Machine, the first of its kind in Hong Kong, is a state-of-the-art electronic kiosk that allows travellers to purchase Blue Cross China Travel Accident Insurance instantly at most KCRC East Rail stations.

Blue Cross was invited by the China Insurance Regulatory Commission in December 2002 to make a formal application to establish a representative office in Shanghai. It is anticipated that the Blue Cross Shanghai Representative Office will be opened in 2003.

Blue Cross recorded a growth of 28% in premium income to HK$604 million in 2002. Life insurance business grew at a rate of 181% and non-life insurance at 12%.

[illegible] employees, making Tricor the market leader in terms of both scale and scope of services.

Offshore Corporate and Trust Services

BEA offers a full range of offshore corporate and trust services through its wholly-owned subsidiary, East Asia Corporate Services (BVI) Limited and its associate, East Asia International Trustees Limited, both of which are located in the British Virgin Islands. These companies have engaged legally qualified and experienced staff in the BVI, who are assisted by Group staff in Hong Kong.

CHINA DIVISION

BEA's China operations delivered very encouraging results in 2002. With China gradually opening its banking sector to foreign participation following its accession to the World Trade Organization ("WTO"), in 2002 all BEA branches in China received approval to offer full foreign currency services to all customers (including local residents and enterprises). As such, BEA's target customers in China are no longer restricted to foreigners and foreign-invested enterprises, and the Bank has been actively promoting foreign currency deposit services as well as SupremeGold for local residents. Personalised Banking Centres have been established at all BEA branches in China, with designated Relationship Managers serving top-tier customers. Meeting the needs of such customers will be one of the major objectives of the Bank in coming years.

Apart from foreign currency business, BEA also made new inroads in Renminbi ("RMB") business. The Dalian Branch obtained a licence to offer RMB services in June 2002. This is the third branch of BEA to earn an RMB licence, following approval given earlier to Shanghai and Shenzhen branches. In December 2002, China announced that permission for foreign banks to conduct RMB business would be extended to five new cities. BEA subsequently applied for licences for its Guangzhou and Zhuhai branches. According to the timeline set out in China's WTO accord, BEA will be able to expand its RMB business to local enterprises and residents in China by the end of 2003 and 2006, respectively.

In August 2002, BEA obtained preliminary approval from the People's Bank of China to upgrade its Beijing Representative Office to a full branch. The preparatory works for the Beijing Branch have been completed, and it is expected that the Branch will officially commence business in the first quarter of 2003. In addition, in order to further enhance its branch network in China, BEA will open more sub-branches in cities in which it is already licensed to operate.

BEA obtained official approval in August 2002 to offer Internet banking services in China, becoming the first foreign bank to receive official sanction for such services. BEA Cyberbanking was officially launched in China on 30th December, 2002, offering an advanced, efficient and convenient channel for customers to access their accounts.

BEA opened a branch in Kaohsiung in August 2002. This is BEA's second branch in Taiwan, following the opening of the Taipei Branch in 1997, and the first established by a Hong Kong-based bank in Kaohsiung.

Looking ahead, BEA will continue to expand its branch network in China, to develop products and services based on customer demand, and to explore opportunities for forging strategic alliances with local banks in China.

OVERSEAS OPERATIONS

BEA serves its customers through a global network. The Bank has established branches and subsidiaries in major international cities, in particular those with a high concentration of businesses and individuals with ties to Hong Kong and China. In addition, the Bank has a comprehensive correspondent banking network, catering for the international banking needs of its customers.

As of 31st December 2002, BEA operated 19 overseas outlets in the United States, Canada, the United Kingdom, the British Virgin Islands and Southeast Asia. These offices leverage the strength of the BEA brand, combining local know-how with a deep knowledge of East Asia to serve the special needs of the Overseas Chinese business community.

With a strict focus on BEA's unique strengths in the international marketplace, the overseas business units achieved robust growth during 2002, recording a 32% increase in loan business and 13% rise in after tax profits. The overseas portfolio is evenly balanced among the countries in which the Bank has a presence, and performance is not greatly affected by changes in any single economy. The asset quality of the overseas business units is good, and prospects for the future remain strong.

Overseas lending now comprises 12% of the BEA Group business. In the coming years the Bank will continue to invest more resources in the overseas business units, so as to further enlarge the Bank's client base and enhance the scope of services.

In 2003, the Bank's US subsidiary, The Bank of East Asia (U.S.A.) N.A. ("BEA USA") will expand its branch network in Southern California. Moreover, an application will be made to the US authorities to seek approval for a reorganisation enabling BEA USA to establish new branches in New York state. This expansion aims to provide better services to the growing Chinese communities in the two states.

HUMAN RESOURCES

BEA Group employees at the end of December 2002:

Hong Kong	3,849
Other Greater China	783
Overseas	374
Total	5,006

With the completion of the process of merging First Pacific Bank with BEA, a series of human resource programmes were implemented to standardise personnel policies throughout the organisation. Measures included salary alignment, new grading structure, enhancement of the performance appraisal system, alignment of staff benefits with the market and last, but not least, new employee care and support programmes. In addition, customised training courses were provided to enable staff to perform effectively in their new roles under a dynamic organisation structure. Continuing professional training was also provided for licensed intermediaries of related financial businesses to upgrade and enhance their professional competency and integrity.

DEALING IN LISTED SECURITIES OF THE BANK

During the year, the Bank repurchased and cancelled US$25.3 million of its Convertible Bonds due 2003, listed on the Luxembourg Stock Exchange. Save for this repurchase, there was no purchase, sale or redemption by the Bank, or any of its subsidiaries, of listed securities of the Bank during the year ended 31st December, 2002.

CHAN Kay-cheung	Joseph PANG Yuk-wing	David LI Kwok-po
Executive Director	*Executive Director*	*Chairman & Chief Executive*

Hong Kong, 11th February, 2003

Remark: A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited in due course.

NOTICE OF EIGHTY-FOURTH ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Eighty-fourth Annual General Meeting of the members of the Bank will be held in the Ballroom, The Ritz-Carlton, 3 Connaught Road Central, Hong Kong on Tuesday, 25th March, 2003 at 11:00 a.m. for the following purposes:

1. To receive and consider the Profit and Loss Account and Balance Sheets for the year ended 31st December, 2002 together with the Reports of the Directors and of the Auditors;
2. To declare a final dividend;
3. To elect Directors;
4. To appoint Auditors;
5. To grant a general mandate to the Directors to issue additional shares not exceeding 20% of the issued share capital;
6. To grant a general mandate to the Directors to repurchase shares not exceeding 10% of the issued share capital;
7. To extend the general mandate under item 5 hereof by increasing the number of shares permitted to be issued equivalent to the number of shares repurchased under item 6 hereof; and
8. To amend the Articles of Association of the Bank to bring them in line with current law and regulations: to delete Article 84; to replace Articles 101, 102, 128, 130, 131 and 135; to amend Articles 85 and 86 and to add new Article 131A.

By Order of the Board
Molly HO Kam-lan
Company Secretary

Hong Kong, 11th February, 2003.

Notes:

(a) The Register of Members of the Bank will be closed from Thursday, 27th February, 2003 to Tuesday, 4th March, 2003. In order to qualify for the final dividend, all transfer documents should be lodged for registration with Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, by 4:00 p.m. Wednesday, 26th February, 2003.

(b) A member entitled to attend and vote at the above Meeting may appoint a proxy to attend and vote in his place. The number of proxy so appointed shall not exceed two. A proxy need not be a member.

(c) The proposed resolutions of items 5 to 8 will be included in the Notice of Annual General Meeting in the Annual Report. The purposes of the amendments to the Articles (item 8) will be included in a separate circular to members of the Bank. The Annual Report together with the circular will be despatched to members on or about Monday, 3rd March, 2003.


CR

Companies Registry
公 司 註 冊 處

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: 255

1 Company Name 公司名稱

The Bank of East Asia, Limited
東亞銀行有限公司

2 Type of Change 更改事項

- [ ] Resignation or cessation 辭職或停職
- [ ] New appointment 新委任
- [x] Change of particulars 更改資料

3 Details of Change 更改詳情

A. Resignation or Cessation 辭職或停職

- [ ] Secretary 秘書
- [ ] Director 董事
- [ ] Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

DD 日	MM 月	YYYY 年	Alternate To 替代

Date 日期

Presentor's Name and Address
提交人的姓名及地址

East Asia Secretaries Limited
20/F., The Bank of East Asia Building, 10 Des Voeux Road Central, Hong Kong
Tel. No.: 2842 3033
Our Ref.: (VIRG)
Doc. No.: T0180007
Deadline: 25/02/2003

For Official Use
請勿填寫本欄


收件日期 RECEIVED
13 -02- 2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Notification of Changes of Secretary and Directors (D2)
秘書及董事資料更改通知書

Company Number 公司編號: 255

3 Details of Change 更改詳情 (cont'd 續上頁)

B. Appointment／Change of particulars 委任／更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期
Change of address of director	12 / 02 / 2003 (DD 日 / MM 月 / YYYY 年)

Existing Name 現用姓名: Li Fook Sum, Alan 李 福深

Name／New Name 姓名／新姓名: N/A
Surname 姓氏 / Other names 名字

N/A
Alias (if any) 別名（如有的話）

N/A
Previous Names 前用姓名

Address 地址: 1 A/B Haking Mansion, 43 Barker Road, The Peak, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D502171(6)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

This Notification includes (Nil) Continuation Sheet A and (Nil) Continuation Sheet B.
本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

Signed 簽名:



(Name 姓名): (Ho Kam Lan)

~~Director~~／Secretary／~~Manager~~／~~Authorized Representative~~
~~董事~~／秘書／~~經理~~／~~授權代表~~

Date 日期: 13th February, 2003